UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)

MEDIAALPHA, INC.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

58450V104
(CUSIP Number)

Robert L. Seelig, Esq. Executive Vice President and General Counsel White Mountains Insurance Group, Ltd. 23 South Main Street, Suite 3B Hanover, New Hampshire 03755-2053 Telephone: (603) 640-2200
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

November 2, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAMES OF REPORTING PERSONS
WHITE MOUNTAINS INSURANCE GROUP, LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
900,000

	8	SHARED VOTING POWER
21,956,814 (1)

	9	SOLE DISPOSITIVE POWER
900,000

	10	SHARED DISPOSITIVE POWER
21,956,814 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,856,814 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

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13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
48.7% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

(1)  White Mountains Insurance Group, Ltd. (“White Mountains”) directly holds 900,000 shares of Class A Common Stock, par value $0.01 per share (each, a “Class A Share”) of MediaAlpha, Inc., a Delaware corporation (the “Issuer”), and is the indirect beneficial owner of (a) 16,039,998 Class A Shares directly held by its wholly owned indirect subsidiary, White Mountains Investments (Luxembourg) S.à r.l., and (b) 5,916,816 Class A Shares directly held by its wholly owned direct subsidiary, WM Hinson (Bermuda) Ltd., in each case, as presented herein.

(2) The calculation is based on 46,970,606 Class A Shares issued and outstanding as of October 31, 2023, as reported on the Issuer’s Quarterly Report on Form 10-Q (“Form 10-Q”) filed with the Securities and Exchange Commission (the “Commission”) on November 2, 2023.  White Mountains does not beneficially own any Class B Common Stock, par value $0.01 per share (the “Class B Shares” and together with the Class A Shares, the “Common Shares”) of the Issuer, and, as a result, the calculation does not assume the exchange of any Class B Shares for Class A Shares.

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1	NAMES OF REPORTING PERSONS
WM BIRKDALE, LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
16,039,998 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
16,039,998 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,039,998 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

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13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
34.1%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) WM Birkdale, Ltd. (“WM Birkdale”) is a wholly owned direct subsidiary of White Mountains. WM Birkdale is the indirect beneficial owner of 16,039,998 Class A Shares directly held by its wholly owned direct subsidiary, White Mountains Investments (Luxembourg) S.à r.l., as presented herein.

(2) The calculation is based on 46,970,606 Class A Shares issued and outstanding as of October 31, 2023, as reported on the Issuer’s Form 10-Q filed with the Commission on November 2, 2023. WM Birkdale does not beneficially own any Class B Shares, and as a result, the calculation does not assume the exchange of any Class B Shares for Class A Shares.

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1	NAMES OF REPORTING PERSONS
WHITE MOUNTAINS INVESTMENTS (LUXEMBOURG) S.À R.L.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
16,039,998 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
16,039,998 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,039,998 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

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13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
34.1%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) White Mountains Investments (Luxembourg) S.à r.l. (“WMI Lux”) is a wholly owned direct subsidiary of WM Birkdale.  WMI Lux directly holds 16,039,998 Class A Shares.

(2) The calculation is based on 46,970,606 Class A Shares issued and outstanding as of October 31, 2023, as reported on the Issuer’s Form 10-Q filed with the Commission on November 2, 2023. WMI Lux does not beneficially own any Class B Shares and, as a result, the calculation does not assume the exchange of any Class B Shares for Class A Shares.

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1	NAMES OF REPORTING PERSONS
WM HINSON (BERMUDA) LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,916,816 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,916,816 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,916,816 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

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13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.6%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) WM Hinson (Bermuda) Ltd. (“WM Hinson”) is a wholly owned direct subsidiary of White Mountains. WM Hinson directly holds 5,916,816 Class A Shares.

(2) The calculation is based on 46,970,606 Class A Shares issued and outstanding as of October 31, 2023, as reported on the Issuer’s Form 10-Q filed with the Commission on November 2, 2023. WM Hinson does not beneficially own any Class B Shares and, as a result, the calculation does not assume the exchange of any Class B Shares for Class A Shares.

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Explanatory Note

    This Amendment No. 1 (this “Amendment No. 1”) to the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on June 30, 2023 (as amended and supplemented from time to time, this “Schedule 13D”) is being filed jointly by White Mountains Insurance Group, Ltd. (“White Mountains”), WM Birkdale, Ltd. (“WM Birkdale”), White Mountains Investments (Luxembourg) S.à r.l. (“WMI Lux”) and WM Hinson (Bermuda) Ltd. (“WM Hinson” and, collectively with White Mountains, WM Birkdale and WMI Lux, the “Reporting Persons”) with respect to the Class A Common Stock, par value $0.01 per share (the “Class A Shares”), of MediaAlpha, Inc., a Delaware corporation (the “Issuer”) beneficially owned by the Reporting Persons.

    The purpose of this Amendment No. 1 is to report a change in the percentage of the Class A Shares beneficially owned by the Reporting Persons solely due to the change in the number of outstanding Class A Shares as disclosed in the Issuer’s Quarterly Report on Form 10-Q (“Form 10-Q”) filed with the Commission on November 2, 2023.

Except as set forth below, all Items of this Schedule 13D remain unchanged. Capitalized terms used in this Amendment No. 1 and not otherwise defined shall have the respective meanings assigned to such terms in this Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     Item 5(a)-(b) is amended and restated as follows:

(a)-(b)          The information set forth on the cover pages of this Amendment No. 1, and the information set forth or incorporated by reference in Items 2, 3, 4 and 6 of this Schedule 13D are hereby incorporated by reference in this Item 5(a)-(b).  The Class A Shares held by the Reporting Persons represent approximately 48.7% of the outstanding Class A Shares.  Such percentage is calculated based on a total number of 46,970,606 Class A Shares issued and outstanding as of October 31, 2023, as reported on the Issuer’s Form 10-Q filed with the Commission on November 2, 2023.

The table below sets forth, based on the knowledge of the Reporting Persons, the beneficial ownership of the Class A Shares of the persons listed in Annex A, as of the date of this Amendment No. 1.

Name	Class A Shares Beneficial Ownership(1)	Beneficial Ownership Percentage of Class A Shares(2)
Steven Yi(3)	1,634,965	3.48%
Robert L. Seelig	9,000	0.02%
John G. Sinkus	750	<0.01%

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(1)	Assuming the exchange of any Class B Shares beneficially owned, together with a corresponding number of Class B-1 Units, for a number of Class A Shares equal to the number of Class B Shares exchanged, pursuant to the Exchange Agreement.

(2)	Represents the percentage of Class A Shares beneficially owned, as calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act. The calculation is based on 46,970,606 Class A Shares issued and outstanding as of October 31, 2023, as reported on the Issuer’s Form 10-Q filed with the Commission on November 2, 2023.

(3)	OBF Investments, LLC a Nevada limited liability company (“OBF”) holds 3,923,885 Class B Shares. OBF Investments is owned by trusts for the benefit of Mr. Yi and members of his family. Mr. Yi does not have any voting or dispositive control over the shares held by OBF. See the Schedule 13D filed by OBF and its Manager, Jason Heiling, on June 25, 2021, for additional information with respect to OBF.

By virtue of the relationships described under Item 2 of this Schedule 13D, each of White Mountains and WM Birkdale may be deemed, for purposes of Rule 13d-3 under the Exchange Act, to share the power to vote or dispose, or to direct the voting or disposition of, the Class A Shares directly held by WMI Lux, and in addition, White Mountains may be deemed, for purposes of Rule 13d-3 under the Exchange Act, to share the power to vote or dispose, or to direct the voting or disposition of the Class A Shares directly held by WM Hinson.

Each of the Reporting Persons disclaims membership in a group with each other Reporting Person.  The filing of this Amendment No. 1 shall not be construed as an admission that any Reporting Person is the beneficial owner of any of the Class A Shares that such Reporting Person may be deemed to beneficially own.  Without limiting the foregoing sentence, all of the Reporting Persons, other than with respect to Class A Shares directly held by such Reporting Person as described on each cover page to this Amendment No. 1, disclaim beneficial ownership of all Class A Shares reported in this Amendment No. 1.  In addition, the filing of this Amendment No. 1 shall not be construed as an admission that any partner, member, director, officer or affiliate of any Reporting Person is the beneficial owner of any of the Class A Shares that such partner, member, director, officer or affiliate may be deemed to beneficially own.

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In addition, because of the relationships among White Mountains and WMI Lux, on the one hand, and the other Stockholders’ Agreement Parties, on the other hand, as a result of the Stockholders Agreement, the Reporting Persons may be deemed, pursuant to Rules 13d-3 and 13d-5 under the Act, to beneficially own the Class A Shares, Class B Shares or Class B-1 Units held in aggregate by the other Stockholders’ Agreement Parties.  Notwithstanding the foregoing, the filing of this Amendment No. 1 shall not be construed as an admission that any Reporting Person is the beneficial owner of any of the Class A Shares, Class B Shares or Class B-1 Units that such Reporting Person may be deemed to beneficially own.  Further, each of the Reporting Persons disclaims membership in a group with each other Stockholders’ Agreement Party.

Item 5(c) is amended and supplemented as follows:

On October 30, 2023, Mr. Yi acquired 153,154 Class A Shares, which Class A Shares were issued upon the vesting of restricted stock units (“RSUs”) under the Issuer’s Omnibus Incentive Plan. On the vesting date, the closing price per Class A Share was $9.45.

On September 15, 2023, Mr. Yi was granted 14,100 RSUs. Each RSU represents a contingent right to receive a Class A Share upon vesting. All such RSUs will vest on December 15, 2023, subject to continued employment with the Issuer through the applicable vesting date.

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SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  November 2, 2023

WHITE MOUNTAINS INSURANCE GROUP, LTD.

By:	/s/ Robert L. Seelig
	Name:	Robert L. Seelig
	Title:	Executive Vice President and General Counsel

WM BIRKDALE, LTD.

By:	/s/ John G. Sinkus
	Name:	John G. Sinkus
	Title:	Director

WHITE MOUNTAINS INVESTMENTS (LUXEMBOURG) S.À R.L.

By:	/s/ John G. Sinkus
	Name:	John G. Sinkus
	Title:	Manager

WM HINSON (BERMUDA) LTD.

By:	/s/ John G. Sinkus
	Name:	John G. Sinkus
	Title:	Vice President

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